UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Filing No. 3 for the Month of May, 2004

ADB Systems International Ltd.

(Exact name of Registrant)

6725 Airport Road, Suite 201, Mississauga ON, Canada L4V 1V2

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ☐

ADB SYSTEMS INTERNATIONAL LTD.

On or about May 28, 2004, ADB Systems International Ltd. (“ADB” or the “Company”) mailed to all registered shareholders a Notice of Annual and Special Meeting of Shareholders, a Management Information Circular, a Form of Proxy and a 2003 Annual Report. Each of these items is filed as an exhibit to this Form 6-K.

On May 19, 2004, ADB announced that it has successfully completed its previously announced private placement, securing $500,000 (CDN) in funding. ADB has issued to a private investor a convertible interest bearing secured note. The private investor will be able to convert its note at anytime during the three-year term into units priced at $0.31 with each unit consisting of one common share and one-half of one common share purchase warrant. Each full warrant may be exercised into one common share for a term of three years at the exercise price of $0.50 each. Automatic conversion of the note will occur if ADB’s share price closes at or above $0.70 on the Toronto Stock Exchange for five consecutive trading days following a four-month hold period. ADB will pay noteholders seven percent interest per annum for unconverted notes over the three-year term. The note and the underlying common shares and warrants are subject to a four-month hold period in Canada. The shares and warrants may not be resold in the United States unless pursuant to an effective registration statement under the Securities Act of 1933 or unless an exemption from registration is available.

This Form 6-K may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the Safe Harbor provisions of the U.S. federal securities laws.  These include, among others, statements about expectations of future revenues, profitability, cash flows, and cash requirements.  Forward-looking statements are subject to risks and uncertainties that may cause ADB’s results to differ materially from expectations.  These risks include ADB’s future capital needs, expectations as to profitability and operating results, ability to further develop business relationships and revenues, expectations about the markets for its products and services, acceptance of its products and services, competitive factors, ability to repay debt, ability to attract and retain employees, new products and technological changes, ability to develop appropriate strategic alliances, protection of its proprietary technology, ability to acquire complementary products or businesses and integrate them into its business, geographic expansion of its business and other such risks as ADB may identify and discuss from time to time, including those risks disclosed in ADB’s most recent Form 20-F filed with the Securities and Exchange Commission.  Accordingly, there is no certainty that ADB’s plans will be achieved.

Exhibits

Exhibit 1.	Notice of Annual and Special Meeting of Shareholders, dated May 11, 2004
Exhibit 2.	Management Information Circular, dated May 11, 2004
Exhibit 3.	Form of Proxy
Exhibit 4.	2003 Annual Report

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADB SYSTEMS INTERNATIONAL LTD.

Date: May 28, 2004	By:	/s/ Jeffrey Lymburner
Name: Jeffrey Lymburner
Title: Chief Executive Officer